September 26, 2005
BY HAND
(Confidential Correspondence)
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NCL Corporation Ltd. Registration Statement on Form F-4
Dear Mr. Webb:
     By letter dated September 19, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the supplemental correspondence submitted by NCL Corporation Ltd. (the “Company”) on September 13, 2005, supplementing the F-4 Registration Statement (the “Registration Statement”) confidentially submitted on August 26, 2005 by the Company. This letter sets forth the Company’s responses to the Staff’s comments.
     For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.
Condensed consolidated financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004
1.	We have reviewed your response to our prior comment and the proposed disclosures provided in response to our prior comment. Please expand your disclosure to explain your rationale for treating the additional

NCL Corporation Ltd.
September 26, 2005

consideration to be paid in connection with the appeals court ruling as goodwill, rather than as expense in your financial statements.
     Response:
In response to the Staff’s comment, the Company has expanded the disclosure on Note 6(a)(xiii) to the condensed consolidated financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004.
Consent from the independent registered certified public accountants
2.	Please provide a currently dated consent from the independent registered certified public accountants in a future amendment.
Response:
The Company confirms that it will provide a currently dated consent from the independent registered certified public accounting firm at the time it files the Registration Statement with the Commission.
* * *
     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned, Jeff Neurman or Seanna Garrison at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,
/s/ S.K. Kang
S.K. Kang

cc:
Jeff Jaramillo
Linda Curkel
Celeste Murphy
Hanna Teshome
     Securities and Exchange Commission
Bonnie Biumi
Lamarr Cooler
Mark E. Warren
     NCL Corporation Ltd.